UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended _________

Commission file number: N/A

EXRO TECHNOLOGIES INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	3677	85-4127083
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
12 – 21 Highfield Circle SW
Calgary, Alberta T2G 5N6
(587) 619-1517
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Registered Agent Solutions, Inc. 3400 Capitol Boulevard SE, Suite 101 Turnwater, Washington 98501 1-800-547-7007	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 352-1133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	EXRO	The NASDAQ Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:
☐ Annual Information Form            ☐ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☐ Yes        ☒ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
☒ Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

EXPLANATORY NOTE

Exro Technologies Inc. (the “Registrant”) is a Canadian issuer eligible to file this registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

FORWARD LOOKING STATEMENTS
This registration statement on Form 40-F, including the exhibits hereto (collectively, the "Form 40-F") includes certain statements that constitute "forward-looking statements" and "forward-looking information" (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These statements relate to future events or future performance and reflect management’s expectations regarding the Registrant’s growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.
Forward-looking statements are necessarily based on estimates and assumptions made by management in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as factors that management believe are appropriate. Forward-looking statements in this Form 40-F include, but are not limited to
•volatility of stock price and market conditions;
•technology risks and risks associated with the commercialization of the technology;
•regulatory risks;
•difficulty to forecast;
•key personnel;
•limited operating history and limited or no revenues;
•competition;
•investment capital and market share;
•market uncertainty;
•additional capital requirements;
•management of growth;
•litigation;
•protection of patents and intellectual property; and
•no dividend history.
These forward-looking statements are based on the beliefs of the management of the Registrant as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things: demand for the technology of the Registrant; ability to maintain existing partners and attract new partners; the impact of competition; the ability to obtain and maintain existing financing on acceptable terms; the ability to retain skilled management and staff; currency, exchange and interest rates; the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest and market competition; the ability to commercialize the Registrant’s technology; and operating in an environment that is subject to regulation.
The preceding list is not exhaustive of all possible factors. Although the Registrant believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Registrant cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Registrant’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed elsewhere in this Form 40-F, including but not limited to:
•demand for the technology of the Registrant;
•the ability to maintain existing partners and attract new partners;
•the impact of competition;
•the ability to obtain and maintain existing financing on acceptable terms;
•the ability to retain skilled management and staff;
•currency, exchange and interest rates;
•the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest and market competition;
•the ability to commercialize the Registrant’s technology;
•the ability to manage supply chain issues; and
•operating in an environment that is subject to regulation.
For a description of material factors that could cause the Registrant’s actual results to differ materially from the forward-looking statements in this Form 40-F see “Risk Factors” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, filed with this Form 40-F as Exhibit 99.19.
Readers should not place undue reliance on the Registrant’s forward-looking statements, as the Registrant’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Registrant’s business, or if the Registrant’s estimates or assumptions prove inaccurate. Therefore, the Registrant cannot provide any assurance that such forward-looking statements will materialize. The Registrant does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the audit is subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.67, as set forth in the Exhibit Index attached hereto.
DESCRIPTION OF THE SECURITIES
The authorized share capital of the Registrant is an unlimited number of common shares without par value. As of the date hereof, the Registrant had 120,905,274 common shares issued and outstanding. All of the common shares are of the same class and, once issued, rank equally. The holders of common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per common share at meetings of the shareholders of the Registrant and, upon liquidation, to share equally in such assets of the Registrant as are distributable to the holders of common shares. There are no preemptive or conversion rights.

OFF-BALANCE SHEET ARRANGEMENTS
The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
At December 31, 2020, the Registrant had the following contractual obligations outstanding (expressed in Canadian Dollars):

		Payments due by periods
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease Obligations(1)	855,753	141,534	252,311	251,950	209,958
Other Liabilities Reflected on the Company’s Balance Sheet	1,810,726	1,780,726	30,000	—	—

Total	2,666,479	1,922,260	282,311	251,950	209,958
(1) Lease obligations include estimated operating costs that are to be incurred pursuant to the terms of contracts.
CURRENCY
Unless otherwise indicated, all dollar amounts in this Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2021, based upon the average rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was US$1.00 = CDN$1.2776.
TAX MATTERS
Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Form 40-F.
NASDAQ CORPORATE GOVERNANCE
As foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the NASDAQ Stock Market LLC (the “NASDAQ Stock Market Rules”) the Registrant must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by NASDAQ Rule 5615(a)(3), the Registrant will disclose on its website, at www.exro.com/investors/leadership-and-governance, as of the listing date, each requirement of the NASDAQ Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.
UNDERTAKINGS
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EXRO TECHNOLOGIES INC.

By:	/s/ Sue Ozdemir
Name:	Sue Ozdemir
Title:	Chief Executive Officer (Principal Executive Officer)

Date: January 4, 2022

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this registration statement on
Form 40-F.
Exhibit No.    Document
99.1        News Release dated January 27, 2021
99.2        News Release dated February 3, 2021
99.3        News Release dated February 4, 2021
99.4        News Release dated February 9, 2021
99.5        News Release dated March 2, 2021
99.6        News Release dated March 4, 2021
99.7        News Release dated March 25, 2021
99.8        News Release dated March 31, 2021
99.9            Consolidated Financial Statements of Exro Technologies Inc. for the years ended December 31,2020 and 2019
99.10            Management’s Discussion and Analysis of Exro Technologies Inc. for the year ended December 31, 2020
99.11            Certification of Annual Filings Venture Issuer Basic Certificate of Exro Technologies Inc. in connection with filing of annual financial statements and annual MD&A by CFO dated April 6, 2021
99.12            Certification of Annual Filings Venture Issuer Basic Certificate of Exro Technologies Inc. in connection with filing of annual financial statements and annual MD&A by CEO dated April 6, 2021
99.13            News Release dated April 6, 2021
99.14            News Release dated April 16, 2021
99.15            Notice of Meeting and Record Date for Annual and Special Meeting to be held on June 18, 2021
99.16            Notice of Change of Auditor dated April 19, 2021
99.17        Letter from Successor Auditor dated April 20, 2021
99.18            Letter from Former Auditor dated April 19, 2021
99.19            Annual Information Form of Exro Technologies Inc. for the fiscal year ended December 31, 2020
99.20            Certification of Annual Filings in Connection with Voluntarily Filed AIF of Exro Technologies Inc. by CFO dated April 21, 2021
99.21            Certification of Annual Filings in Connection with Voluntarily Filed AIF of Exro Technologies Inc. by CEO dated April 21, 2021
99.22            News Release dated April 27, 2021
99.23            Condensed Consolidated Interim Financial Statements of Exro Technologies Inc.. for the three months ended March 31, 2021 and 2020
99.24            Management’s Discussion and Analysis of Exro Technologies Inc. for the three months ended March 31, 2021

99.25            Certification of Interim Filings Venture Issuer Basic Certificate of Exro Technologies Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated May 11, 2021
99.26            Certification of Interim Filings Venture Issuer Basic Certificate of Exro Technologies Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated May 11, 2021
99.27            News Release dated May 11, 2021
99.28            News Release dated May 19, 2021
99.29            Amended Notice of Meeting and Record Date for the Annual and Special Meeting to be held on July 9, 2021
99.30            News Release dated June 17, 2021
99.31            News Release dated June 18, 2021
99.32            Management Information Circular of Exro Technologies Inc. dated June 7, 2021
99.33            Form of Proxy of Exro Technologies for the Annual and Special Meeting to be held on July 9, 2021
99.34            Certification of Dissemination of Materials for the Annual and Special Meeting to be held on July 9, 2021
99.35            News Release dated July 6, 2021
99.36            News Release dated July 7, 2021
99.37            News Release dated July 9, 2021
99.38            Report of Voting Results for the Annual and Special Meeting to be held on July 9, 2021
99.39            News Release dated July 15, 2021
99.40            News Release dated July 27, 2021
99.41            Condensed Consolidated Interim Financial Statements of Exro Technologies Inc.. for the three and six months ended June 30, 2021 and 2020
99.42            Management’s Discussion and Analysis of Exro Technologies Inc. for the three and six months ended June 30, 2021
99.43            Certification of Interim Filings Venture Issuer Basic Certificate of Exro Technologies Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated August 11, 2021
99.44            Certification of Interim Filings Venture Issuer Basic Certificate of Exro Technologies Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated August 11, 2021
99.45            News Release dated August 11, 2021
99.46            News Release dated August 19, 2021
99.47            News Release dated August 31, 2021
99.48            News Release dated October 7, 2021
99.49            News Release dated October 7, 2021
99.50            News Release dated November 3, 2021
99.51            News Release dated November 8, 2021

99.52            Condensed Consolidated Interim Financial Statements of Exro Technologies Inc.. for the three and nine months ended September 30, 2021 and 2020
99.53            Management’s Discussion and Analysis of Exro Technologies Inc. for the three and nine months ended September 30, 2021
99.54            Certification of Interim Filings Full Certificate of Exro Technologies Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated November 9, 2021
99.55            Certification of Interim Filings Full Certificate of Exro Technologies Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated November 9, 2021
99.56            News Release dated November 9, 2021
99.57            News Release dated November 12, 2021
99.58            News Release dated November 17, 2021
99.59            News Release dated November 18, 2021
99.60            News Release dated November 23, 2021
99.61            News Release dated December 2, 2021
99.62            News Release dated December 8, 2021
99.63            News Release dated December 9, 2021
99.64            News Release dated December 16, 2021
99.65            News Release dated December 17, 2021
99.66            News Release dated December 30, 2021
99.67            Consent of Dale Matheson Carr-Hilton Labonte LLP